Exhibit 1.2


Ballantrae Partners, L.L.C.
75 West End Avenue, R-12E
New York, N.Y.  10023

Telephone (212) 957-1337
Murry N. Gunty


June 10, 1996


Mr. Robert G. Schatz
Chairman of the Board
North East Insurance Company
482 Payne Road
Scarborough, ME  04074

Dear Bob:

Congratulations on achieving profitability (on an operating basis) in the first quarter. Though we were a bit disappointed with the extraordinary charge that caused the $500,000 loss, we were pleased to see that your core lines of business were profitable.

I tried to reach you the other day and have not heard from you so
I thought I would write you a quick note concerning your June 5 letter.

The Business Plan

You indicated in your letter that I "request[ed] that [you] join
Ballantrae," and I "ask[ed] for assistance in putting together a business plan for use in [our] Form A application."

On the contrary, I mentioned to you that the department indicated in preliminary discussions that our stated intentions of supporting the existing business plan of NEIC or adopting a "wait and see" approach toward the course of business of the Company may be unsatisfactory. In any event, we expect that such an approval, despite our preferences, may be greeted with considerable skepticism. Therefore, we believe that we are left with two options. First, (and most desirable), is to work with you, the Board of Directors, and the management of North East to review the existing business plan and, if desirable, amend the plan based on mutually agreed-upon ideas. We continue to believe that this would be the best course of action for the Company and its stockholders to both maximize shareholder value and protect the policy holders. If the Company is unwilling to do this, the alternative approach would be to develop an "independent business plan," if necessary, in order to satisfy the requirements of the Form A process. To the extent we take this approach, we may, by definition, be forced to be in position to implement such a plan. In any event, if we are required to develop a plan we need to anticipate the questions of how it will be implemented. Clearly, without your support it would be difficult for us to represent to the department definitively that management would implement our independent plan.

I did ask if you would be interested in being a part of the execution of the plan to the extent that the Bureau requires that Ballantrae develop and/or endorse a specific plan. However, under no circumstance did I suggest that you join Ballantrae, nor did I ask for your assistance in putting together our plan. Our group has both the expertise and the capacity to prepare our own business plan, if necessary.

Schedule 13D

As the above clearly states, we have not yet made a determination as to our desired approach that we will take with respect to our potential investment. Instead, during our telephone conversation of May 31, I was giving you the courtesy of sharing our evaluation process and the feedback from the Bureau of Insurance of the State of Maine. With respect to the Schedule 13D filing of Ballantrae, it states quite clearly in Item 4 on the bottom of page 4 and the top of page 5 that we are currently evaluating our options, and we will take actions in the future that we deem appropriate. To further clarify I quote:

     "Ballantrae will continue to evaluate its potential investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and investment opportunities. Based upon such evaluation, Ballantrae will take such actions in the future as Ballantrae may deem appropriate in light of the circumstances existing from time to time."

Clearly, we are evaluating the feedback from the market, the Company, industry experts and the Insurance Bureau. Based upon this evaluation, we are trying to determine the appropriate actions to be taken in the future.

In your letter you also indicated a concern about our comments
"to raise significant new capital" for the Company. Again, I refer you to our Schedule 13D, page 5, in which we state that:

     "Ballantrae intends to explore a variety of strategies for enhancing the value of its potential investment, including, without limitation, (i) transactions that would increase the Company's working capital and access to capital, and (ii) the possibility of representatives of Ballantrae serving on the Board of Directors of the Company."

We neither have specific ideas at this time nor figures in mind that would justify your statement in your letter.

I hope this letter clarifies some of the misunderstandings in your letter. Bob, we continue to believe that it is in the best interests of the stockholders and the insureds for the Company to cooperate with us through the Form A process, and I look forward to working with you to that end. We see Ballantrae's involvement with North East as a win-win proposition, benefiting both the shareholders and the insureds of the Company.


Sincerely,

/s/ Murry N. Gunty

Murry N. Gunty


cc:  Tom Record, Maine Bureau of Insurance
     Deborah L. Harmon, Ballantrae Partners, L.L.C.
     Jonathan Kern, Ballantrae Partners, L.L.C.
     Reginald Strickland, Ballantrae Partners, L.L.C.
     Michael High, Drummond, Woodsum & MacMahon
     Lawrence T. Yanowitch, Tucker, Flyer & Lewis